UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COMMON STOCK, $0.0001 PAR VALUE

To be applied

CUSIP NUMBER

William Tay

2000 Hamilton Street, #943

Philadelphia, PA 19130

Telephone/Fax: (215) 405-8018

E-mail: william.tay@hotmail.com

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

June 11, 2013

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

The reason for filing this amendment is to file the Exhibit listed under Item 7 that was not filed with the original filing.

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

William Tay

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) o

(b) o

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization:

United States

Number	(7)	Sole Voting Power
of Shares		0
Beneficially
Owned by	(8)	Shared Voting Power:
Each		0
Reporting
Person	(9)	Sole Dispositive Power:
With		0

	(10)	Shared Dispositive Power:
		0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
o

(13)	Percent of Class Represented by Amount in Row (11): 0%

(14)	Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Attn: Mr. Steve Schuster, CEO

Neptune Acquisition Corp.

c/o Equilibrium Health Group, LLC

1331 NW Lovejoy St, #900

Portland, OR 97209

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: William Tay

(b)	Address: 2000 Hamilton Street, #943
Philadelphia, PA 19130

(c)	Business consultant and private investor.

(d)	None.

(e)	None.

(f)	Citizenship: U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, William Tay, sold 31,390,000 shares of the Issuer in a private transaction to Equilibrium Health Group, LLC. and received the sum of $35,000 in cash. After the sale, Mr. Tay owns no shares of the common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 31,390,000 shares of common stock of the Issuer by Reporting Person William Tay to Equilibrium Health Group, LLC. The transaction closed on June 11, 2013.

As part of the acquisition and pursuant to the Share Purchase Agreement, the following changes to the Issuer's directors and officers has occured on June 11, 2013: 1) William Tay resigned as the Issuer's President, Secretary and Treasurer, effective June 11, 2013, 2) Steve Schuster was appointed as the Company's new President, Secretary and Director, effective as of June 11, 2013 and 3) Mr. Tay then resigned as a member of the Board of Directors of the Issuer, effective June 11, 2013.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

William Tay beneficially owns no shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

*Exhibit 1. Share Purchase Agreement, dated May 31, 2013, between William Tay, Neptune Acquisition Corp. and Equilibrium Health Group, LLC.

* Filed on Form 8-K (Exhibit 10.1) by Neptune Acquisition Corp. on June 11, 2013 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:
Dated: June 12, 2013

	By:	/s/ William Tay
William Tay